ITEM 3.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     This section contains forward-looking statements that involve risk and uncertainties. Actual results could differ materially from those projected in these forward-looking statements.

     The following sets forth updated information regarding the impact on future earnings of adverse market changes related to KACC's alumina and primary aluminum hedging positions resulting from the downward shift in the forward market prices for primary aluminum experienced during the first quarter of 2000, as well as additional hedging positions put in place during the quarter. See "Quantitative and Qualitative Disclosures About Market Risk" in the Company's Annual Report on Form 10-K for additional information regarding KACC's hedging activities.

     On average, before consideration of hedging activities, any fixed price contracts with fabricated aluminum products customers, variations in production and shipment levels, and timing issues related to price changes the Company estimates that each $.01 increase (decrease) in the market price per price-equivalent pound of primary aluminum increases (decreases) the Company's annual pre-tax earnings by approximately $15.0 million.

     As of March 31, 2000, approximately 65%, 45% and 15% of KACC's net hedgeable volume with respect to the remainder of 2000, 2001 and 2002, respectively, is subject to a minimum and maximum contract price. If the March 31, 2000 London Metal Exchange ("LME") cash price for primary aluminum of approximately $.69 per pound were to be the prevailing price during the period of these hedging contracts, the Company estimates that it would realize a net aggregate pre-tax reduction of operating income of approximately $40.0 million from its hedging positions and fixed price customer contracts during the remainder of 2000, 2001 and 2002. The Company estimates that a hypothetical $.10 increase from the March 31, 2000, LME price would result in an additional net aggregate pre-tax reduction of operating income of approximately $100.0 million being realized during the remainder of 2000, 2001 and 2002 related to KACC's hedging positions and fixed price customer contracts. Approximately 25% of any reductions in operating income would occur in the second quarter of 2000 as the maximum contract prices in that period are lower than in the other periods. Both amounts above are versus what the Company's results would have been without the derivative commodity contracts and fixed price customer contracts discussed above. Conversely, the Company estimates that a hypothetical $.10 decrease from the March 31, 2000, LME price would result in an aggregate pre-tax increase in operating income of approximately $65.0 million being realized during 2000 and 2001 related to KACC's hedging positions and fixed price customer contracts. It should be noted, however, that, since the hedging positions and fixed price customer contracts lock-in a specified price or range of prices, any increase or decrease in earnings attributable to KACC's hedging positions or fixed price customer contracts would be significantly offset by a decrease or increase in the value of the hedged transactions.

     As stated in Note 5 of Notes to Interim Consolidated Financial Statements, KACC has certain hedging positions which do not qualify for treatment as a "hedge" under current accounting guidelines and thus must be marked-to-market each period. Fluctuations in forward market prices for primary aluminum would likely result in additional earnings volatility as a result of these positions. The Company estimates that a hypothetical $.10 increase in spot market prices from the March 31, 2000, LME cash price would, if the forward market were in a "contango" position (i.e., where future prices exceed spot prices), result in additional aggregate mark-to-market charges of between $20.0 - $30.0 million during the balance of 2000 and 2001. Conversely, the Company estimates that a hypothetical $.10 decrease in quarter-end 2000 spot market prices would result in aggregate mark-to-market income of up to $19.0 million during the balance of 2000 and 2001 (which is the amount of cumulative net mark-to-market losses reflected

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

through March 31, 2000). For purposes of this computation, the Company assumed that the forward market would be essentially "flat" (i.e., future prices would approximate the current forward market price).

     The foregoing estimated earnings impact on 2001 excludes the possible effect on pre-tax income of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which must be adopted by the Company as of January 1, 2001.

     In addition to having an impact on the Company's earnings, a hypothetical $.10-per-pound change in primary aluminum prices would also impact the Company's cash flows and liquidity through changes in possible margin advance requirements. At March 31, 2000, KACC had made margin advances of approximately $10.0 million and had posted letters of credit totaling $20.0 million in lieu of paying margin advances. Increases in primary aluminum prices subsequent to March 31, 2000, could result in KACC having to make additional margin advances or post additional letters of credit and such amounts could be significant. If primary aluminum prices increased by $.10 per pound (from the March 31, 2000 LME price) by June 30, 2000 and the forward curve were as described above, it is estimated that KACC could be required to make additional margin advances in the range of $60.0 to $90.0 million. On the other hand, a hypothetical $.10 decrease in primary aluminum prices by June 30, 2000, using the same forward curve assumptions stated above, would be expected to result in KACC receiving all of its March 31, 2000, margin advances. KACC's exposure to margin advances is expected to improve throughout 2000 as its year 2000 positions, which have a lower average maximum contract price than KACC's 2001 positions, expire. KACC is also considering various financing and hedging strategies to limit its exposure to further margin advances in the event of aluminum price increases. However, no assurance can be given that KACC will be successful in this regard.